Exhibit 99.1

Press Release Brussels / 12 April 2017 / 4:00 p.m. CET

Anheuser-Busch InBev completes disposal of

its interest in Distell Group Limited to the

Public Investment Corporation

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announces completion of the sale of its entire indirect shareholding in Distell Group Limited to the Public Investment Corporation (SOC) Limited, acting on behalf of the Government Employees Pension Fund. The sale was required as a condition of the South African Competition Tribunal’s approval on 30 June 2016 of the business combination between AB InBev and SABMiller.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

Contacts

Media	Investors
Marianne Amssoms +1 212 573 9281 marianne.amssoms@ab-inbev.com	Henry Rudd +1 212 503 2890 henry.rudd@ab-inbev.com Mariusz Jamka +32 16 27 68 88 mariusz.jamka@ab-inbev.com
Lauren Abbott +1 212 573 9287 lauren.abbott@ab-inbev.com

ab-inbev.com

Press Release
Brussels / 12 April 2017 / 4:00 p.m. CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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